Exhibit (a)(3)

                              [LEXENT LETTERHEAD]

                                                August 17, 2001



Dear Valued Employee/Option Holder:

     I am happy to announce that the Board of Directors of Lexent Inc. ("Lexent") has authorized an offer to exchange outstanding options that were issued at or above a grant price of $13.50 and held by current employees of the Company for new options. I am enclosing very important information as to how the program will operate. This information has been filed with the Securities and Exchange Commission. I urge you to read this information carefully.

     I am sure there are many questions regarding how this offer will impact you as an option holder. The following will hopefully answer many of these questions.

WHAT IS AN OPTION? A stock option is the right to purchase a specified amount of shares of the Company's common stock at a specified price for a specified period of time. Options were granted so that we might attract and maintain quality employees.

HOW WILL THIS OFFER TO EXCHANGE WORK? Employees will have a choice as to whether to turn in their options or not. Those options turned in by employees will be cancelled. The Company is committed to grant new options to the tendering employees, providing they are still employed by Lexent, six months and one day after the expiration of the offer.

WHO MAY PARTICIPATE? Any active employee whose existing options are priced at $13.50 per option share or above. The employee must be employed by Lexent when they submit the Letter of Transmittal to tender their shares.

DO I HAVE TO PARTICIPATE? No, you are not required to participate. However, whether you choose to participate or not, you must return the enclosed Letter of Transmittal on or before the deadline.

WHAT IF I AM NO LONGER AN EMPLOYEE ON THE NEW GRANT DATE? If you do not remain an active employee through the new grant date, you will not be eligible to receive new options nor will you have the right to get your old options back. For example, if you are an employee when you complete the form but are terminated at any time before the new grant date, you will not receive a new grant of options.

WHAT IF I AM TERMINATED FROM MY POSITION BECAUSE OF A COMPANY LAY-OFF? If you are not employed for any reason, including lay-off, termination for cause, resignation, etc., you will not receive new options.

WHAT WILL MY NEW OPTION PRICE BE? The price of your new options will be equal to the closing price of Lexent common stock six months after the expiration date of this offer. At this time, we expect this to be March 18, 2002. However, if the Company extends the Offer, the grant date will be similarly extended.

WHAT HAPPENS IF THE NEW OPTION PRICE IS HIGHER THAN THE PRICE I ORIGINALLY HAD? The price will be the closing price on the date six months after the expiration of the offer whether it is higher than your current price or not.

DO I HAVE TO TENDER ALL OF MY OPTIONS OR CAN I TENDER ANOTHER AMOUNT? You must tender all options in each grant you have. However, if you have multiple grants, you do not have to tender every grant.

WILL I GET THE SAME NUMBER OF OPTIONS THAT I HAVE NOW? Yes.

WHEN WILL MY OPTIONS BE VESTED? Your options will vest so that, on the new grant date, you will have the same number of options vested that would have been vested had you not tendered your original grant.

CAN YOU GIVE ME AN EXAMPLE OF HOW THIS WILL WORK? If you were granted 480 options on July 27, 2000 of which 25% vested at one year and the remainder would vest monthly for the following 36 months, you would have 190 options vested as of March 18, 2002. If you turn in the original 480 options, you will receive a new grant of 480 options six months and one day from the expiration of this offer, of which 190 will be vested immediately and ten options will vest each month for the next 29 months.

WHEN CAN I EXERCISE MY OPTIONS? You may exercise your options after they are vested, in accordance with the procedures set forth on the AST StockPlan website located at www.aststockplan.com.

HOW DO I PARTICIPATE? In the enclosed documents, you will find a Letter of Transmittal which you must complete, sign and return to Heather Sisler, Manager of Corporate Services, 3 New York Plaza, New York, NY 10004 by no later than 11:59 p.m., Friday, September 14, 2001. You must provide the information requested in this letter for each grant you want to tender in accordance with this offer. If you wish to reject this offer, please complete that form instead.

WHAT HAPPENS IF MY LETTER OF TRANSMITTAL IS NOT RECEIVED BY THE DEADLINE? If your Letter of Transmittal is not received or if you do not send it in, it will be deemed that you have not accepted the Offer to Exchange and your original options will remain in effect at the original price.

WHERE CAN I FIND INFORMATION ABOUT MY CURRENT GRANT? AST StockPlan provides information about your grants on its website located at www.aststockplan.com.

WILL I HAVE TO ACCEPT A NEW GRANT AGREEMENT? No. All optionees who tender their current grants will be deemed to have automatically accepted the new grants, provided they meet the current employee status.

WHAT IF I STILL HAVE QUESTIONS? If you still have questions, please feel free to contact Heather Sisler, Manager of Corporate Services, at (212) 981-9429.

                                           Sincerely,



                                           Kevin M. O'Kane
                                           President and Chief Executive Officer